UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Microtune, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
59514P109
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59514P109

1	NAMES OF REPORTING PERSONS Institutional Venture Partners VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,738,668 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,738,668 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,738,668 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 1 to the statement on Schedule 13G is filed by Institutional Venture Partners VII, L.P. (“IVP VII”), Institutional Venture Management VII, L.P. (“IVM VII”), IVP Founders Fund I, L.P. (“IVP FF”), and Institutional Venture Management VI, L.P. (“IVM VI,” together with IVP VII, IVM VII and IVP FF, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,597,061 shares of Common Stock held by IVP VII, (ii) 54,773 shares of Common Stock held by IVM VII, and (iii) 86,834 shares of Common Stock held by IVP FF. IVM VII serves as the sole general partner of IVP VII. As such, IVM VII possesses power to direct the voting and disposition of the shares owned by IVP VII and may be deemed to have indirect beneficial ownership of the shares held by IVP VII. IVM VI serves as the sole general partner of IVP FF. As such, IVM VI possesses power to direct the voting and disposition of the shares owned by IVP FF and may be deemed to have indirect beneficial ownership of the shares held by IVP FF. IVM VI owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009.
(3) This percentage is calculated based upon 53,457,321 shares of the Common Stock outstanding as of October 23, 2009 as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2009.

CUSIP No.	59514P109

1	NAMES OF REPORTING PERSONS Institutional Venture Management VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,738,668 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,738,668 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,738,668 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,597,061 shares of Common Stock held by IVP VII, (ii) 54,773 shares of Common Stock held by IVM VII, and (iii) 86,834 shares of Common Stock held by IVP FF. IVM VII serves as the sole general partner of IVP VII. As such, IVM VII possesses power to direct the voting and disposition of the shares owned by IVP VII and may be deemed to have indirect beneficial ownership of the shares held by IVP VII. IVM VI serves as the sole general partner of IVP FF. As such, IVM VI possesses power to direct the voting and disposition of the shares owned by IVP FF and may be deemed to have indirect beneficial ownership of the shares held by IVP FF. IVM VI owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009.
(3) This percentage is calculated based upon 53,457,321 shares of the Common Stock outstanding as of October 23, 2009 as set forth in the Issuer’s most recent Form 10-Q filed with the SEC on October 30, 2009.

CUSIP No.	59514P109

1	NAMES OF REPORTING PERSONS IVP Founders Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,738,668 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,738,668 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,738,668 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,597,061 shares of Common Stock held by IVP VII, (ii) 54,773 shares of Common Stock held by IVM VII, and (iii) 86,834 shares of Common Stock held by IVP FF. IVM VII serves as the sole general partner of IVP VII. As such, IVM VII possesses power to direct the voting and disposition of the shares owned by IVP VII and may be deemed to have indirect beneficial ownership of the shares held by IVP VII. IVM VI serves as the sole general partner of IVP FF. As such, IVM VI possesses power to direct the voting and disposition of the shares owned by IVP FF and may be deemed to have indirect beneficial ownership of the shares held by IVP FF. IVM VI owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009.
(3) This percentage is calculated based upon 53,457,321 shares of the Common Stock outstanding as of October 23, 2009 as set forth in the Issuer’s most recent Form 10-Q filed with the SEC on October 30, 2009.

CUSIP No.	59514P109

1	NAMES OF REPORTING PERSONS Institutional Venture Management VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,738,668 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,738,668 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,738,668 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

2,738,668 shares of Common Stock (2)
(1) This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,597,061 shares of Common Stock held by IVP VII, (ii) 54,773 shares of Common Stock held by IVM VII, and (iii) 86,834 shares of Common Stock held by IVP FF. IVM VII serves as the sole general partner of IVP VII. As such, IVM VII possesses power to direct the voting and disposition of the shares owned by IVP VII and may be deemed to have indirect beneficial ownership of the shares held by IVP VII. IVM VI serves as the sole general partner of IVP FF. As such, IVM VI possesses power to direct the voting and disposition of the shares owned by IVP FF and may be deemed to have indirect beneficial ownership of the shares held by IVP FF. IVM VI owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009.
(3) This percentage is calculated based upon 53,457,321 shares of the Common Stock outstanding as of October 23, 2009 as set forth in the Issuer’s most recent Form 10-Q filed with the SEC on October 30, 2009.

CUSIP No. 59514P109
Introductory Note: This Amendment No. 1 to the statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Microtune, Inc. (the “Issuer”).
Item 1(a). Name of Issuer:
Microtune, Inc.
Item 1(b). Address of Issuer’s Principal Executive Officers:
2201 Tenth Street
Plano, Texas 75074
Item 2(a). Name of Person(s) Filing:
Institutional Venture Partners VII, L.P. (“IVP VII”)
Institutional Venture Management VII, L.P. (“IVM VII”)
IVP Founders Fund I, L.P. (“IVP FF”)
Institutional Venture Management VI, L.P. (“IVM VI”)
Item 2(b). Address of Principal Business Office:
Institutional Venture Partners
3000 Sand Hill Road, Suite 290
Menlo Park, California 94025
Item 2(c). Citizenship:
IVP VII, IVM VII, IVP FF and IVM VI are California limited partnerships.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.001 per share.
Item 2(e). CUSIP Number:
59514P109
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

CUSIP No. 59514P109
Item 4(a). Amount Beneficially Owned:
Item 4(b). Percent of Class:
Item 4(c). Number of shares as to which such persons have:
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009:

	Shares of
	Common	Sole	Shared	Sole	Shared
Reporting	Stock Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage of
Persons	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	Class (1, 4)
IVP VII	2,597,061	0	2,738,668	0	2,738,668	2,738,668	5.1%
IVM VII (2)	54,773	0	2,738,668	0	2,738,668	2,738,668	5.1%
IVP FF	86,834	0	2,738,668	0	2,738,668	2,738,668	5.1%
IVM VI (3)	0	0	2,738,668	0	2,738,668	2,738,668	5.1%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by all Reporting Persons.

(2)	IVM VII serves as the sole general partner of IVP VII. As such, IVM VII possesses power to direct the voting and disposition of the shares owned by IVP VII and may be deemed to have indirect beneficial ownership of the shares held by IVP VII.

(3)	IVM VI serves as the sole general partner of IVP FF. As such, IVM VI possesses power to direct the voting and disposition of the shares owned by IVP FF and may be deemed to have indirect beneficial ownership of the shares held by IVP FF. IVM VI owns no securities of the Issuer directly.

(4)	This percentage is calculated based upon 53,457,321 shares of the Common Stock outstanding as of October 23, 2009 as set forth in the Issuer’s most recent Form 10-Q filed with the SEC on October 30, 2009.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.
Item 8. Identification and Classification of Members of the Group:
Not applicable.
Item 9. Notice of Dissolution of Group:
Not applicable.
Item 10. Certification:
Not applicable.

CUSIP No. 59514P109
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2010
INSTITUTIONAL VENTURE PARTNERS VII, L.P.
By its General Partner, Institutional Venture Management VII, L.P.

By:	/s/ Geoffrey Y. Yang

Name:	Geoffrey Y. Yang Managing Director & General Partner
INSTITUTIONAL VENTURE MANAGEMENT VII, L.P.

By:	/s/ Geoffrey Y. Yang

Name:	Geoffrey Y. Yang Managing Director & General Partner
IVP FOUNDERS FUND I, L.P.
By its General Partner, Institutional Venture Management VI, L.P.

By:	/s/ Geoffrey Y. Yang

Name:	Geoffrey Y. Yang Managing Director & General Partner
INSTITUTIONAL VENTURE MANAGEMENT VI, L.P.

By:	/s/ Geoffrey Y. Yang

Name:	Geoffrey Y. Yang Managing Director & General Partner
Exhibit(s):
99.1: Joint Filing Statement